

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .


London
STOCK EXCHANGE
RNS
London Stock Exchange Home
Last
Refreshed
At
13:59 Mon,
May 13
2002
UK Time

w Announcement

status list 

ıuncement Details

ɪpany	Headline	Embargo	Last Update	Replaces
y National PLC	Director Shareholding		13:57 13 May 02	

Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

ɿame of company

ɔbey National plc

ɿame of director

:ephen Hester

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 ɔve or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that rson's spouse or children under the age of 18 or in respect of a non-beneficial interest

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of ɜm (if notified) n (if notified)

Please state whether notification relates to a person(s) connected with the director named in 2 above
l identify the connected person(s)

Please state the nature of the transaction. For PEP transactions please indicate whether general/single
PEP and if discretionary/non discretionary

Number of shares / amount of stock acquired

Percentage of issued class

Number of shares/amount of stock disposed

Percentage of issued class

Class of security

Price per share

Date of transaction

Date company informed

Total holding following this notification

Total percentage holding of issued class following this notification

director has been granted options by the company please complete the following boxes.

Date of grant

th May 2002

Period during which or date on which exercisable

ɔm 12th May 2005 to 12th May 2012

Total amount paid (if any) for grant of the option

Description of shares or debentures involved: class, number

·dinary shares of 10p each

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

)83p per share

Total number of shares or debentures over which options held following this notification

'1,745 shares

Any additional information

Name of contact and telephone number for queries

J Lott – Abbey National Group Secretariat

Name and signature of authorised company official responsible for making this notification

J Lott – Abbey National Group Secretariat

e of Notification

th May 2002

---

status list 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc



By ______________________

P J Lott – Authorised Signatory

Date:13th May, 2002